Exhibit 99.1

SUZANO S.A.

Publicly Held Company

Corporate Tax ID (CNPJ/ME): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

MATERIAL FACT

São Paulo, July 27, 2022 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), under the provisions of CVM Resolution No. 44, of August 23, 2021, and CVM Resolution No. 80, of March 29, 2022 (“CVM Resolution No. 80/22”), informs its shareholders and the market in general that, in addition to the Company’s shares buyback program approved at the Board of Directors meeting held on May 4, 2022 (“May/2022 Program”), and due to the significant evolution of the repurchases authorized therein, its Board of Directors approved on the date hereof a new shares buyback program (“July/2022 Program”), in accordance with the following terms and conditions:

(i) Program Purpose. Aligned with the May/2022 Program, the purpose of the July/2022 Program is to maximize the value generation for shareholders, as it allows the Company to efficiently allocate capital, considering the profitability potential of its stock, to provide greater future returns for its shareholders. Additionally, the acquisition of its own shares signals to the market the management’s confidence in the Company’s performance.

(ii) Number of free float shares. Currently, the Company has: (i) 712,407,201 free float shares, according to the definition set forth in Section 67 of CVM Resolution No. 80/22; and (ii) 26,327,369 shares of its own issuance held in treasury, representing approximately 3.7% of the total free float shares issued by the Company.

(iii) Number of shares that may be acquired. the Company may acquire, within the scope of the July/2022 Program, up to 20,000,000 common shares, in addition to the balance of acquisitions currently available in the May/2022 Program. The total of shares covered in the July/2022 Program represents approximately 2.8% of the current total free float shares issued by the Company.

(iv) Final Term. The final term to carry out the acquisition of shares under the July/2022 Program is 18 months from its date of approval by the Board of Directors (i.e., July 27, 2022), so that said term will expire after January 27, 2024 (inclusive).

(v) Price and form of acquisition. The shares acquisition will be carried out at the stock exchange market of B3 S.A. – Brasil, Bolsa, Balcão, at market prices, at the Company’s convenience, in view of its shares’ quotation value and the Company’s available cash or cash equivalents, respecting the limits provided in the July/2022 Program and applicable regulation.

(vi) Resources. The shares acquisition will be carried out using: (i) the balances of the available profit and capital reserves, excluding the balances of the reserves referred to in item I of paragraph 1 of Section 8 of CVM Resolution No. 77, of March 29, 2022; and (ii) the realized profit for the current year, excluding the allocations to the formation of the reserves specified in item I of paragraph 1 of Section 8 of said Resolution, as determined in the Quarterly Financial Statements for the period ended June 30, 2022.

(vii) Intermediary Financial Institutions. The acquisition of the shares encompassed in the July/2022 Program will be intermediated by the following brokerage firms: (i) XP Investimentos CCTVM S.A.; (ii) Morgan Stanley CTVM S.A.; (iii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A.; (iv) J. P. Morgan CCVM S.A.; (v) Itaú Corretora de Valores S.A.; and (vi) Bradesco S.A. CTVM.

(viii) Additional information. In the opinion of the Company’s Board of Directors, Suzano’s financial situation is compatible with the acquisition of shares within the scope of the July/2022 Program, and no impact is expected on: (i) the fulfillment of obligations assumed by the Company with creditors; and (ii) the payment of mandatory dividends, fixed or minimum, in view of the Company’s liquidity situation and cash generation.

The minutes of the Board of Directors Meeting that approved the July/2022 Program, containing all the information required by Annex G of CVM Resolution No. 80/22, are available on the websites of the Brazilian Securities and Exchange Commission (cvm.gov.br), of B3 (b3.com.br) and of the Company’s investor relations.

São Paulo, July 27, 2022.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer